CHANGE OF INSURED RIDER

This rider is part of your policy. It is issued in consideration of the application. There is no charge for this rider.

CHANGE OF INSURED

You may name a new Insured for this policy provided:

PRIVILEGE

     1. You are the original and current owner of this policy;

     2. This policy is in force and is not within the grace period;

     3. Benefits are not being granted under any rider due to the Insured's disability;

     4. You have an insurable  interest in the life of the proposed new Insured;

     5. The Age Last Birthday of the proposed new insured is 69 or under on the Change of Insured Date; and

     6. You supply evidence which satisfies us of the proposed new Insured's insurability under our underwriting guidelines then in effect.

LIMITATIONS AND CONDITIONS

The change to a new Insured is subject to these  limitations  and  conditions:

     1. The face amount, surrender value and accumulated value will remain the same.

     2. The minimum monthly premium after the Change of Insured Date will be the greater of:

          a. The minimum  monthly  premium before the Change of Insured Date; or

          b. The minimum monthly premium based on the age and risk class of the new Insured.
     3. Any benefit riders which are part of this policy end on the Change of Insured Date. Riders may be added for the new Insured only with our consent.

     4. Any loans or unpaid loan interest secured by your policy will remain indebtedness and are subject to the conditions of the Policy Loans section of your policy.

     5. Your policy will remain subject to any existing assignments.

     6. The Change of Insured Date will be the Monthly Date next following our approval of a requested Change of Insured application. The insurance on the new insured will be effective on the Change of Insured Date.

EXAMPLE:
If the Policy Date is June 5, 2000 and your requested Change of Insured is approved on April 20, 2002, the Change of Insured Date will be May 5, 2002.

INCONTESTABILITY

We will not claim your policy is void or deny payment of any proceeds after it has been in force during the Insured's lifetime for two years from the Change of Insured Date for the new Insured, except for any claim for total disability or accidental death benefits your policy may provide.

Any face amount increase made after the Change of Insured Date has its own incontestability period which begins on the adjustment date.

SUICIDE

The death proceeds of the policy will not be paid if the new Insured dies by suicide, while sane or insane, within two years of the date of exchange. Instead, we will pay the net surrender value as of the date of death.

TERMINATION

This rider ends on the first of:

     1. The  Policy  Anniversary  following  the  Insured's  70th  birthday;

     2.  Termination  of your  policy;

     3. The death of the Insured  under your policy while it is in force;  or

     4. The application of your policy's net surrender value under a lapse or surrender option, or the surrender of this rider.

SF 390